UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)(1)

Telephone and Data Systems, Inc.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

879433100

(CUSIP Number)

LeRoy T. Carlson, Jr., c/o Telephone and Data Systems, Inc., Suite 4000

30 North LaSalle Street, Chicago, Illinois  60602 (312) 630-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 879433100		13D

1

Name of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only)

Trustees under Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989

2	Check the Appropriate Box if a Member of Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power N/A

8

Shared Voting Power – 6,186,870 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares (or Special Common Shares – see separate Schedule 13D), and are held by the reporting persons as trustees of a Voting Trust.

	9	Sole Dispositive Power N/A

	10	Shared Dispositive Power The information in Item 8 above is incorporated herein by reference.

11	Aggregate Amount Beneficially Owned by Each Reporting Person Same as 8.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13

Percent of Class Represented by Amount in Row (11) (2) – Reporting persons beneficially own approximately  94.6% of the Series A Common Shares of the Issuer and approximately 13.0% of the Special Common Shares of the Issuer, representing approximately 11.9% of the Issuer’s outstanding classes of Common Stock and 53.6% of the Issuer’s voting power in matters other than the election of directors.  The Series A Common Shares are entitled to 10 votes per share in such matters and the Special Common Shares do not vote in such matters, except as required by law.  The holders of Series A Common Shares (together with holders of outstanding Preferred Shares) are entitled to elect eight of the twelve directors of the Issuer.  The reporting persons hold 94.6% of the voting power in the election of such eight directors.  The holders of Special Common Shares (together with holders of outstanding Common Shares) are entitled to elect four of the twelve directors of the Issuer.  The reporting persons hold 6.3% of the voting power in the election of such four directors.

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(2)  For all purposes in this Schedule 13D/A, the share amounts and percentages are based on 49,962,745 Common Shares, 46,886,045 Special Common Shares, 6,538,176 Series A Common Shares and 8,300 Preferred Shares issued and outstanding on September 30, 2011, as specified in the Issuer’s Form 10-Q dated September 30, 2011.

This Amendment No. 6 to Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, by the Trustees of the Voting Trust under the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989.  This Schedule 13D reports the ownership of Series A Common Shares, par value $0.01 per share (“Series A Common Shares”), that are convertible on a share-for-share basis into Common Shares, par value $0.01 per share (“Common Shares”), of Telephone and Data Systems, Inc., a Delaware corporation (the “Issuer” or “TDS”).  The Series A Common Shares are also convertible on a share-for-share basis into Special Common Shares, par value $0.01 per share (“Special Common Shares”), of TDS.  The reporting persons have filed a separate Schedule 13D with respect to the Special Common Shares.

Item 1.	Security and Issuer.
This statement relates to the Common Shares of the Issuer. The principal executive office of the Issuer is located at 30 N. LaSalle, Suite 4000, Chicago, Illinois 60602.

Item 2.	Identity and Background.

This Amendment to Schedule 13D is being filed by the trustees (the “Trustees”) of the Voting Trust under the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989 (the “Voting Trust”), concerning their direct and indirect beneficial ownership of Common Shares.  The following sets forth Items 2(a) through 2(f) for each filing person.

Voting Trust.                         The Voting Trust is organized under Delaware law.  The principal business address of the Voting Trust is c/o LeRoy T. Carlson, Jr., Telephone and Data Systems, Inc., Suite 4000, 30 North LaSalle Street, Chicago, Illinois 60602.

Trustees.                                              The information required under paragraphs (a) — (c) and (f) with respect to the Trustees of the Voting Trust is set forth in Appendix A hereto, and incorporated herein by reference.

The following is information required under paragraphs (d) and (e) for all filing persons.

(d)                                 During the last five years, neither the Voting Trust nor any of the Trustees identified in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, neither the Voting Trust nor any of the Trustees thereof identified in Appendix A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The Voting Trust holds Series A Common Shares pursuant to the voluntary agreement of the beneficiaries thereof. No funds were used by the Voting Trust to acquire any shares.

Item 4.	Purpose of Transaction.

This Item 4 is being updated by the following information.

On August 8, 2011, TDS issued a press release announcing that its Board of Directors (the “TDS Board”) had approved proposed amendments to the TDS certificate of incorporation.  This press release was attached as an exhibit to a Form 8-K dated August 8, 2011 as filed by TDS with the Securities and Exchange Commission (the “SEC”) on such date.  In addition, on August 8, 2011, TDS filed with the SEC a preliminary proxy statement that describes the proposed amendments (the “Charter Amendments”).  The descriptions of the Charter Amendments included in such Form 8-K and preliminary proxy statement are incorporated herein by reference and capitalized terms used herein are used as defined in such preliminary proxy statement unless otherwise defined herein.

On August 7, 2011, the Charter Amendments were unanimously approved by all of the TDS directors, including all independent directors.  On the same day, the Trustees advised the TDS Board they support and intend to vote in favor of the Charter Amendments on behalf of the Voting Trust.

On November 28, 2011, changes to the Charter Amendments were unanimously approved by all of the TDS directors, including all independent directors.  On the same day, the Trustees advised the TDS Board they support and intend to vote in favor of the Charter Amendments on behalf of the Voting Trust.

On November 29, 2011, TDS issued a press release announcing that the TDS Board had approved the changes to the Charter Amendments.  This press release was attached as an exhibit to a Form 8-K dated November 29, 2011 as filed by TDS with the SEC on such date.  In addition, on November 29, 2011, TDS filed with the SEC a proxy supplement that describes the changes to the Charter Amendments.  The descriptions of the changes to the Charter Amendments included in such Form 8-K and proxy supplement are incorporated herein by reference.

Except as disclosed or incorporated by reference herein, the Voting Trust does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The Trustees intend to maintain the ability to keep or dispose of the voting control of TDS and intend that TDS maintain the ability to keep or dispose of the voting control of United States Cellular Corporation.

Notwithstanding the foregoing, the Trustees retain the right to change their intent, including to acquire additional securities from time to time, or to dispose of all or part of the securities beneficially owned by the Voting Trust in any manner permitted by the terms of the Voting Trust and applicable law.

Item 5.	Interest in Securities of the Issuer.

(a)                                  As of September 30, 2011, pursuant to Rule 13d-3(d)(1)(i), the Voting Trust and each of the Trustees may be deemed to beneficially own an aggregate of 6,186,870 Series A Common Shares held by the Voting Trust that are convertible into 6,186,870 Common Shares (or Special Common Shares — see separate Schedule 13D).  See Appendix B for additional Common Shares beneficially owned by each of the Trustees.

(b)                                 The following information is provided with respect to the shares held by the Voting Trust.  See Appendix B for information with respect to other shares beneficially owned by each of the Trustees.

(i)                                     Sole Power to Vote or Direct the Vote:

None.

(ii)                                  Shared Power to Vote or Direct the Vote:

The Voting Trust is the direct beneficial owner of Series A Common Shares that are convertible on a share-for-share basis into Common Shares.  The Voting Trust holds and the Trustees vote 6,186,870 Series A Common Shares of the Issuer, representing approximately 94.6% of the outstanding Series A Common Shares.  The holders of Series A Common Shares are entitled to elect eight of the twelve directors of the Issuer.  The reporting persons hold 94.6% of the voting power in the election of such eight directors.  The Series A Common Shares also have ten votes per share in matters other than the election of directors.  The Series A Common Shares held by the Voting Trust represent approximately 53.6% of the combined voting power in matters other than the election of directors.

As a result of the foregoing, the Voting Trust elects a majority of the directors and directs a majority of the combined voting power of the Issuer in matters other than the election of directors.

(iii)                               Sole Power to Dispose or Direct the Disposition:

None.

(iv)                              Shared Power to Dispose or Direct the Disposition:

The information contained in Item 5(b)(ii) above is incorporated herein by reference.

(c)                                  No transactions were effected during the past 60 days in Common Shares or Series A Common Shares of the Issuer by the Voting Trust or the Trustees, except as a result of participation in TDS’ Series A Common Share Automatic Dividend Reinvestment Plan (under which the Voting Trust acquired 11,347 Series A Common Shares at a per share price equal to $21.09 during the past 60 days).

(d)                                 Except as disclosed below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Series A Common Shares of the Issuer beneficially owned by the Voting Trust.

Under the Terms of the Voting Trust, except to the extent necessary to pay Voting Trust expenses, all cash dividends are distributed to the beneficiaries of the Voting Trust.  The Trustees do not have the power to sell any Series A Common Shares deposited by a certificate holder without the consent of such certificate holder.

(e)                                  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Voting Trust was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the Trustees hold and vote the Series A Common Shares and Special Common Shares held in the trust.

The information contained in Item 5(b)(ii) above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

(a)                                  Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989, is hereby incorporated by reference from Amendment No. 3 to this Schedule 13D dated May 2, 2005.

(b)                                 TDS’ Definitive Proxy Statement dated August 31, 2011, as filed with the SEC under cover of Schedule 14A on August 31, 2011, is hereby incorporated by reference.

(c)                                  TDS’ Form 8-K dated August 8, 2011, as filed with the SEC on August 8, 2011, is hereby incorporated by reference.

(d)                                 TDS’ Proxy Supplement dated November 29, 2011, as filed with the SEC under cover of Schedule 14A on November 29, 2011, is hereby incorporated by reference.

(e)                                  TDS’ Form 8-K dated November 29, 2011, as filed with the SEC on November 29, 2011, is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2011		TRUSTEES OF AMENDMENT AND RESTATEMENT (DATED AS OF APRIL 22, 2005) OF VOTING TRUST UNDER AGREEMENT DATED JUNE 30, 1989

/s/ Walter C. D. Carlson*
Walter C.D. Carlson

/s/ Letitia G. Carlson, M.D.*
Letitia G. Carlson, M.D.

/s/ Prudence E. Carlson*
Prudence E. Carlson

/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.

	*By:	/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.
Attorney-in-Fact for above Trustees*

*Pursuant to previously filed Joint Filing Agreement and Power of Attorney

Signature Page to Amendment No. 6 to Schedule 13D

relating to the direct beneficial ownership in the Common Shares of

Telephone and Data Systems, Inc. by the Voting Trust.

Appendix A

Trustees of the Voting Trust

(I)                                                                                    (a)                                  Name:

Walter C.D. Carlson

(b)                                 Business Address:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois  60603

(c)                                  Present Principal Occupation or Employment:

Partner of the law firm of Sidley Austin LLP (see above for address)

(f)                                    Citizenship:

United States

(II)                                                                                (a)                                  Name:

LeRoy T. Carlson, Jr.

(b)                                 Business Address:

Telephone and Data Systems, Inc.

30 North LaSalle Street

Suite 4000

Chicago, Illinois  60602

(c)                                  Present Principal Occupation or Employment:

President and Chief Executive Officer of Telephone and Data Systems, Inc. (see above for address)

(f)                                    Citizenship:

United States

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(III)                                                                            (a)                                  Name:

Letitia G. Carlson, M.D.

(b)                                 Business Address:

2150 Pennsylvania Avenue, N.W.

Washington, D.C.  20037

(c)                                  Present Principal Occupation or Employment:

Physician and Associate Clinical Professor at George Washington University Medical Center (see above for  address)

(f)                                    Citizenship:

United States

(IV)                                                                            (a)                                  Name:

Prudence E. Carlson

(b)                                 Business Address:

17 White Street
New York, New York 10013

(c)                                  Present Principal Occupation or Employment:

Art Critic and Art Historian (see above for address)

(f)                                    Citizenship:

United States

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Appendix B

Name	Number of Common Shares Beneficially Owned As of September 30, 2011		Percent of Class of Common Shares

LeRoy T. Carlson, Jr.	359,350	(1)	*
Walter C.D. Carlson	7,099	(2)	*
Letitia G. Carlson, M.D.	3,238	(3)	*
Prudence E. Carlson	179,299	(4)	*

*                                         Less than 1% of class.   All of such ownership involves sole power  to vote or dispose of unless otherwise indicated below.

(1)                                  Includes (A) 312,367 Common Shares that may be purchased pursuant to stock options that are currently exercisable or exercisable within 60 days, (B) 13,376 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust, (C) 4,772 Common Shares held outside of the Voting Trust, (D) 9,607 Common Shares held in a 401(k) account for the benefit of LeRoy T. Carlson, Jr., and (E) 12,787 Common Shares held in a deferred compensation account for the benefit of Mr. Carlson and which have vested or will vest within 60 days.  Also includes 5,283 Common Shares that may be acquired upon conversion of Series A Common Shares and 1,158 Common Shares held by Mr. Carlson’s wife outside of the Voting Trust.  Does not include (i) 1,131,788 Series A Common Shares held in the TDS Voting Trust for the benefit of LeRoy T. Carlson, Jr., his spouse and/or their descendants (individually or through family partnerships, grantor retained annuity trusts, custodial arrangements and otherwise), of which 175,112 shares are held for the benefit of LeRoy T. Carlson, Jr., or (ii) 687,253 Series A Common Shares held by a family partnership in such TDS Voting Trust for the benefit of descendants and family members of LeRoy T. Carlson and his spouse, of which LeRoy T. Carlson, Jr. is a general partner.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(2)                                  Includes 930 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 6,169 Common Shares held outside of the Voting Trust.  Does not include (i) 1,275,888 Series A Common Shares held in the TDS Voting Trust for the benefit of Walter C.D. Carlson, his spouse and/or their descendants (individually or through family partnerships, grantor retained annuity trusts, custodial arrangements and otherwise), of which 1,151,863 shares are held for the benefit of Walter C.D. Carlson, or (ii) 687,253 Series A Common Shares held by a family partnership in such TDS Voting Trust for the benefit of descendants and family members of LeRoy T. Carlson and his spouse, of which Walter C.D. Carlson is a general partner.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(3)                                  Includes 1,005 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 2,233 Common Shares held outside of the Voting Trust.  Does not include (i) 1,160,537 Series A Common Shares held in the TDS Voting Trust for the benefit of Letitia G. Carlson, M.D., her spouse and/or their descendants (individually or through family partnerships, grantor retained annuity trusts, custodial arrangements and otherwise), of which 1,045,589 shares are held for the benefit of Letitia G. Carlson, M.D., or (ii) 687,253 Series A Common Shares held by a family partnership in such TDS Voting Trust for the benefit of descendants and family members of LeRoy T. Carlson and his spouse, of which Letitia G. Carlson, M.D. is a general partner.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Dr. Carlson in the Voting Trust.

(4)                                  Includes 179,288 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 11 Common Shares held outside of the Voting Trust.   Does not include (i) 1,033,081 Series A Common Shares held in the TDS Voting Trust for the benefit of Prudence E. Carlson, her spouse

1

and/or their descendants (individually or through family partnerships, grantor retained annuity trusts, custodial arrangements and otherwise), or (ii) 687,253 Series A Common Shares held by a family partnership in such TDS Voting Trust for the benefit of descendants and family members of LeRoy T. Carlson and his spouse, of which Prudence E. Carlson is a general partner.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Ms. Carlson in the Voting Trust.

2